Exhibit 4.18

Certain identified information has been excluded from the exhibit because it both (i) is not material and
(ii) is the type that we treat as private or confidential.

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT made as of the 8th day of August, 2025

BETWEEN:

STEEL MAGNOLIA INVESTMENT LTD.
(the “Vendor”)

AND:

PINNACLE FOOD INC.
(the “Purchaser”)

WHEREAS:

A. The Vendor and the Purchaser have agreed to enter into this agreement to set forth the terms whereby the Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Purchase Assets.

NOW THEREFORE in consideration of the premises and other good and valuable consideration now paid by each of the parties to the other (the receipt and sufficiency of which are hereby acknowledged) and of the mutual covenants and agreements contained in this agreement, the Vendor and the Purchaser (each individually, a “Party” and collectively, the “Parties”) hereto covenant, agree and declare as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions - In this agreement unless there is something in the subject matter or context to indicate otherwise, the following terms shall have the meanings set out below:

a.	“Adjustments” means the adjustments to the Purchase Price provided for and determined pursuant to Section 2.3;

b.	“Agreement” means this agreement and all schedules attached hereto and all instruments supplementary or ancillary hereto and the expression “Section” or “Schedule” followed by a number or letter respectively means and refers to a specified section or schedule of this Agreement;

c.	“Business Day” means any day other than Saturday, Sunday or a statutory holiday in British Columbia;

d.	“Claims” means all present and future claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgements, costs, expenses, fines, disbursements, legal fees (on a substantial indemnity basis) and other professional fees and disbursements, interest, demands and actions of any kind or any nature whatsoever in connection therewith;

e.	“Closing” means the completion on the Closing Date of the transaction of purchase and sale pertaining to the Purchase Assets, including without limitation the payment of the balance of the Purchase Price and the delivery of the Closing Documents in accordance with Section 6.1;

f.	“Closing Date” means September 15th, 2025 or such other date as may be mutually agreed to in writing by the Parties;

g.	“Closing Documents” means the agreements, instruments and other documents to be delivered by the Vendor to the Purchaser or the Purchaser’s Solicitors pursuant to Section 6.2 and the agreements, instruments and other documents to be delivered by the Purchaser to the Vendor or the Vendor’s Solicitors pursuant to Section 6.3;

h.	“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person whether through the ability to exercise voting power, by contract or otherwise and includes the direct or indirect ownership or control of not less than 51% of the issued and outstanding voting units or voting securities of the relevant Person.

i.	“Disclosed” has the meaning set out in Section 5.1(b);

j.	“Encumbrance” means any pledge, charge, lien, interest, security agreement, option or other encumbrance of whatever kind or nature, regardless of form, charging all or any part of the Purchase Assets, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, pledge, hypothecation, security interest (including security interest registered under the Personal Property Security Act (British Columbia)), judgment, easement, right of way, encroachment, restrictive or statutory covenant, profit à prendre, right of re-entry, lease, licence, assignment, option or claim, or right of any kind or nature whatsoever which constitutes or becomes by operation of law or otherwise such a charge, lien, interest or other encumbrance;

k.	“Execution Date” means the date upon which this Agreement is executed and delivered by each party to the other;

l.	“GST” means the goods and services tax (and any interest and penalties charged thereon) imposed under the Excise Tax Act (Canada) and the regulations made thereunder, or any successor thereto;

m.	“Governmental Authority” means any government, regulatory authority, government department, agency, utility, commission, board, tribunal or court having jurisdiction on behalf of any nation, province, state or other subdivisions thereof or any municipality, district, county, commission or other subdivisions thereof;

n.	“LTO” means the New Westminster Land Title Office;

o.	“Mutual Undertaking to Re-adjust” has the meaning set out in Section 6.2(d);

p.	“Permitted Encumbrances” means the encumbrances listed in Schedule B attached hereto;

q.	“Person” means an individual, partnership, corporation, trust, unincorporated organization, Governmental Authority, and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

r.	“Property” means the lands as described under Schedule A;

s.	“Purchase Assets” means, collectively:

i.	the Property;

ii.	the Warranties and Guarantees; and

iii.	all other rights, property, interests, assets, undertaking, entitlements, benefits, tangible or intangible, of the Vendor if any, relating exclusively to the Property,

t.	“Purchase Price” means the sum of $1,800,000.00 subject to the Adjustments;

u.	“Purchaser’s Solicitors” means Trivium Law, or such other persons or law firm as the Purchaser may designate from time to time by notice in writing to the Vendor;

v.	“Sale Transaction” means the asset or share based transaction whereby inter alia all or part of the business of the Vendor and/or its parent company may be acquired by an undisclosed third party buyer.

w.	“Transaction” means the consummation of the transactions contemplated by this Agreement, including, without limitation, the purchase and sale of the Purchase Assets provided for in Agreement;

x.	“Vendor’s Solicitors” means such persons or law firm as the Vendor may designate from time to time by notice in writing to the Purchaser;

y.	“Warranties and Guarantees” means any and all existing warranties, guarantees and contractual obligations of a contractor or supplier in respect of the construction, maintenance or operation of the Property; and

z.	“Work Order” means a work order, deficiency notice, order to comply, inspector’s order, notice of violation or non-compliance or similar directive or an outstanding building permit in each case issued in written or electronic form by a Governmental Authority having jurisdiction with respect to the Property.

1.2 Extended meanings - Words importing the singular number include the plural and vice versa and words importing the masculine gender includes the feminine and neuter gender.

1.3 Headings - The division of this Agreement into Sections and the inserting of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Applicable Law - This Agreement shall be governed by the laws of British Columbia as to all matters referred to herein.

1.5 Entire Agreement - This Agreement constitutes the entire Agreement between the Parties with respect to the purchase and sale of the Purchase Assets and there are no verbal representations, undertakings or agreements of any kind between the Parties in respect thereof (including without limitation any letter of intent previously signed by Vendor and Purchaser in respect of the Purchase Assets) except those contained herein. This Agreement may not be amended or altered except by instrument in writing signed by the Purchaser and the Vendor unless otherwise expressly provided for in this Agreement.

1.6 Currency - All references to currency shall be Canadian currency.

1.7 Severability - If any provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and each provision of this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

1.8 Schedules - Schedule A (Property), Schedule B (Permitted Encumbrances), and Schedule C (List of Deliverables), attached hereto shall form an integral part of this Agreement.

ARTICLE 2 - PURCHASE AND SALE

2.1 Purchase - The Purchaser hereby agrees to purchase from the Vendor and the Vendor hereby agrees to sell to the Purchaser the Purchase Assets on the terms and conditions herein contained for the Purchase Price subject to the Adjustments as herein provided. This Agreement shall be completed on the Closing Date in accordance with Article 6.

2.2 Payment of Purchase Price - The Purchase Price shall be payable by the Purchaser to the Vendor by wire transfer on Closing, subject to the Adjustments provided for herein, as follows:

a.	the Purchase Price, subject to the Adjustments, by wire transfer, bank draft or certified cheque payable to the Vendor’s Solicitors, in trust, on the Closing Date.

2.3 Adjustments

a.	General - Subject to the balance of this Section 2.3, there shall be adjusted on Closing all items of income and expense relating to the Purchase Assets and usual in transactions of this nature established by the usual practice in the Lower Mainland of British Columbia for the purchase and sale of a commercial building including, without limitation, the following items (collectively, the “Adjustments”):

i.	realty taxes and local improvement rates and charges;

ii.	utilities and fuel accounts;

iii.	the Vendor’s share of any proceeds of insurance received by the Vendor on account of damage to the Property occurring on or after the date of this Agreement but prior to the Closing Date and not applied as of Closing on account of the cost of repair in accordance with Section 4.4;

iv.	$2,000.00 credit to the Vendor for reimbursement of initial retainer paid for the Purchaser’s legal fees; and

v.	all other items reasonably capable and, subject to the provisions of this Agreement, normally the subject of adjustment in connection with the ownership and operation of the Property in a similar transaction.

b.	Statement of Adjustments - A statement of adjustments showing a breakdown of the Adjustments for the Purchase Assets (to which there will be annexed details and supporting materials of the calculations made thereon) shall be delivered by the Purchaser to the Vendor at least two (2) Business Days prior to Closing.

c.	Closing - Adjustments shall be made as of Closing on an accrual basis. From and after Closing, the Purchaser shall be responsible for all expenses and shall be entitled to all revenues from the Purchase Assets. The Vendor shall be responsible for all expenses and entitled to all revenues from the Purchase Assets for the period prior to Closing.

d.	Readjustment - If the final cost or amount of an item which is to be adjusted cannot be determined at Closing, then an initial adjustment for such item shall be made at Closing, such amount to be estimated by the Parties hereto acting reasonably as of the Closing Date on the basis of the best evidence available at the Closing as to what the final cost or amount of such item will be. In each case when such cost or amount is determined, the Vendor or Purchaser, as the case may be, shall, within 30 days of determination, provide a complete statement thereof to the other and within 30 days thereafter the Parties shall make a final adjustment as of the Closing Date for the item in question. Notwithstanding the foregoing, all adjustments or revisions thereto must be requested within the eighteen (18) month period following Closing, after which time neither Party shall have any right to request readjustments.

e.	Realty Tax Appeals/Reassessments - In the event there are realty tax appeals initiated by the Vendor for the period prior to the calendar year in which Closing occurs, the Vendor, with the cooperation of the Purchaser, shall be entitled to continue such appeals and shall be entitled to receive any payments resulting therefrom provided all costs for such appeals are borne exclusively by the Vendor. Notwithstanding any other provision in this Section 2.3, from and after the date of this Agreement the Vendor may not settle any realty tax appeal or reassessment initiated by the Vendor without the Purchaser’s consent, not to be unreasonably withheld or delayed. The Purchaser may at its option assume carriage of all tax appeals relating to the calendar year in which Closing occurs. Any amount received by the Purchaser or Vendor on account of appeals attributable to the calendar year in which the Closing Date occurred shall be pro-rated between the Vendor and the Purchaser based on the number of days in such year that the Property was owned by the Vendor and the Purchaser, as the case may be. If the applicable Governmental Authority reassesses the Property for the period prior to Closing, all supplementary or omitted tax bills relating to additional taxes relating to such reassessment shall be borne exclusively by the Vendor and be paid forthwith to the applicable taxing authority, and the Vendor agrees to indemnify and save the Purchaser harmless with respect thereto, which indemnity shall survive Closing.

2.4 Allocation of Purchase Price - Prior to the Closing Date, the Vendor and the Purchaser, each acting reasonably and in good faith, shall attempt to agree on a mutually acceptable allocation of the Purchase Price between the Purchase Assets. If the Vendor and the Purchaser fail to agree upon such allocation prior to the Closing Date, the Vendor and the Purchaser shall each be free to make their own allocations for all purposes and neither the enforceability of this Agreement nor the Parties’ obligations to complete the Transaction as contemplated by this Agreement will be affected.

ARTICLE 3 - CONDITIONS

3.1 Conditions of the Purchaser - The Purchaser’s obligation to carry out the Transaction is subject to fulfilment of each of the following conditions on or by the date specified therefor unless waived by the Purchaser:

a.	Title - On the Closing Date title of the Vendor to the Purchase Assets will be the same as existed on the date of this Agreement and free and clear of Encumbrances, except for Permitted Encumbrances;

b.	Financing - [***]

c.	Possession - On the Closing Date vacant possession of the Property shall be given to the Purchaser, in materially the same condition that the Property existing on the date of this Agreement;

d.	Representations and Warranties - On the Closing Date, representations and warranties set forth in Section 5.1 shall be true and correct in all material respects with the same effect as if made on Closing and the Vendor shall have delivered a certificate to this effect; and

e.	Agreement - On Closing, all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor shall have been complied with in all material respects unless otherwise varied, waived or otherwise provided for by Purchaser, and any third party consents required to be obtained by the Vendor relating to the Transactions required for Closing, if any, shall have been obtained by the Vendor.

The Purchaser may, by notice in writing, notify the Vendor that the foregoing conditions are satisfied or that it is waiving same in accordance with Section 3.3 of this Agreement.

3.2 Conditions of the Vendor - The Vendor’s obligation to carry out the Transaction is subject to fulfilment of each of the following conditions on or by the date specified therefor unless waived by the Vendor:

a.	Representations and Warranties - On the Closing Date, the representations and warranties set forth in Section 5.2 shall be true and correct in all material respects with the same effect as if made on Closing and the Purchaser shall have delivered a certificate to this effect;

b.	Agreement - On the Closing Date, all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser shall have been complied with in all material respects unless otherwise varied, waived or otherwise provided for by the Vendor;

The Vendor may, by notice in writing, notify the Purchaser that the foregoing conditions are satisfied or that it is waiving same in accordance with Section 3.3 of this Agreement.

3.3 Waiver

a.	The conditions in Sections 3.1 and 3.2 are inserted for the sole benefit of the Purchaser and Vendor respectively and may be waived by the applicable Party in whole or in part at its sole option at any time prior to its expiry as applicable.

b.	Notwithstanding any other provisions of this Agreement, if by the date referred to in Section 3.1 and 3.2, the applicable Party has not given notice to the other Party that such condition has been waived or satisfied, such condition shall be deemed not to have been waived or satisfied, provided that if Closing takes place, each Party shall be deemed to have waived its right to terminate this Agreement as a result of any non-satisfaction of any condition.

c.	The Vendor’s conditions in Section 3.2 and Purchaser’s conditions in Section 3.1 are conditions to the obligations of the Parties to this Agreement to complete the Closing and are not conditions precedent to the existence or enforceability of this Agreement.

d.	If a conditions in Sections 3.1 and 3.2 is not satisfied or waived in accordance with Section 3.1 or 3.2 as applicable: (i) then this Agreement shall be terminated and null and void without prejudice to the right of any Party to pursue remedies against the other relating to any breach of this Agreement by the other Party which resulted in the non-satisfaction of such conditions (subject to the limit on the Vendor’s liability in Section 2.3) and; (ii) other than as a result a default by the Purchaser under this Agreement the Deposit shall be promptly returned to the Purchaser without set off, abatement or deduction by the Vendor’s Solicitors, who are irrevocably instructed by the Vendor to do so.

3.4 Title Insurance - The Purchaser may prior to Closing, elect to acquire owner’s and/or lender’s title insurance with respect to Property at the Purchaser’s sole cost and expense. In order to facilitate the timely delivery of such title insurance policy on or before the Closing Date in a cost effective manner, the Vendor agrees to co-operate with the Purchaser and the title insurer as is reasonably required (including a director or officer of the Vendor delivering the title insurer’s form of officer’s certificate, without personal liability, with respect to the Property, in a form that has been approved by Vendor, acting reasonably). For greater certainty, in no event shall the Purchaser’s acquisition of title insurance with respect to the Property be interpreted as a condition to the obligations of the Purchaser to complete the Closing.

ARTICLE 4 - INTERIM PERIOD

4.1 Delivery of Documents - Within three (3) Business Days of the acceptance of this Agreement, the Vendor shall deliver to the Purchaser or make available for review by the Purchaser in electronic format or by hard copy delivered to the office of the Purchaser set out in Section 7.4 all documents and materials within the Vendor’s control listed in Schedule C. The Vendor agrees to provide to the Purchaser such other reasonable reports and/or additional documents relating to the Purchase Assets reasonably requested by the Purchaser that are in the Vendor’s possession and/or control.

4.2 Access - During the period from the date hereof until Closing, the Purchaser and all persons designated by the Purchaser shall upon a minimum of 24 hours prior written notice to the Vendor and in the presence of a representative of the Vendor (to extent the Vendor makes such representative reasonably available for such purpose), during normal business hours have full access to the Property and such facilities, records, reports, leasing information, documents, advisors and personnel as the Purchaser, acting reasonably, considers to be necessary or desirable in connection with its due diligence review and/or for the purposes of performing tests, inspections, and to all other reasonable information relating to the Purchase Assets as is within the possession or control of the Vendor and the Vendor hereby authorizes the Purchaser and any persons designated by the Purchaser to carry out, at the Purchaser’s expense and without liability to the Vendor, such tests (including but not limited to soil tests and environmental audits including Phase I and Phase II site assessments), surveys and inspections of the Property as the Purchaser may deem necessary. The Purchaser agrees to repair any damage caused by any such tests, which obligation shall survive any termination of this Agreement or this Agreement otherwise becoming null and void. The Vendor covenants to reasonably assist the Purchaser and make itself reasonably available in order for the Purchaser to fully conduct its due diligence as set out herein at no cost or expense to the Vendor other than any de minimus cost or expense or any cost or expense which the Purchaser agrees in writing to reimburse.

4.3 Authorizations - The Vendor, concurrent with the execution of this Agreement, shall deliver consents and/or authorizations addressed to such Governmental Authorities as may be reasonably required and as requested by the Purchaser or its solicitors authorizing each such authority to release to the Purchaser such information as to compliance matters that the authority may have with respect to the Purchase Assets. Such authorizations shall be prepared by the Purchaser or its solicitors and provided to the Vendor for execution and will not request nor authorize any inspections of the Property by any such authorities.

4.4 Risk

a.	The interest of the Vendor in and to the Purchase Assets shall be at the risk of the Vendor until the occurrence of Closing.

b.	If any loss or damage to the Property in excess of 10% of the Purchase Price or more (as determined in the reasonable opinion of the Vendor’s arm length insurance adjuster) occurs before Closing, the Vendor shall forthwith notify the Purchaser of same. The Purchaser, within (10) ten Business Days after disclosure to the Purchaser by the Vendor of such loss or damage and the extent thereof, shall have the option to either (“D&D Election”): (i) terminate this Agreement by notice in writing to the Vendor, in which case this Agreement shall be null and void and of no further force or effect whatsoever and the Deposit, together with interest, if any, shall be forthwith returned to the Purchaser without deduction, abatement or set off, and neither Party shall have any Claim against the other (except for a claim of indemnity by the Vendor under Section 4.2); or (ii) elect to complete the Transaction in which event the Purchaser will be entitled to all proceeds of insurance in respect of the loss or damage (provided insurance proceeds are actually recoverable). The Vendor will pay to the Purchaser the full amount of any deductibles (if not paid by the Vendor to its insurer prior to Closing) in respect of such loss or damage and the Vendor will assign to the Purchaser on the Closing Date the Vendor’s claim to any and all insurance proceeds with respect to such physical loss or damage. If the Purchaser fails to provide Notice to the Vendor of its election with such ten (10) Business Day period, it shall be deemed to elect (i) above. To the extent there is not sufficient time prior to Closing to provide the Purchaser with the time provided for above to make an election following such loss or damage, the Parties agree that the Closing Date will be correspondingly extended such that the Closing Date will be the Business Day following the expiry of such ten (10) Business Day period.

c.	In all instances in this Section 4.4, where Closing will proceed notwithstanding a damage and destruction, the damage and destruction: (i) on Closing the Vendor shall pay to the Purchaser the amount of any deductibles under its insurance (if not paid by Vendor to its insurer prior to Closing) assign all insurance proceeds or entitlement to same in accordance with Section 4.4(b)(ii) above.

4.5 Operation of Property - The Vendor will cause the Property to be operated until Closing in the ordinary course of business in the manner which the Property has been operated to date and consistent with reasonably comparable quality commercial properties. Prior to Closing, the Vendor will:

a.	if it receives or has received or there is otherwise outstanding a notice from a Governmental Authority advising of any defect in the construction, state of repair or state of completion of the Property or ordering or directing that any alteration, repair, improvement, or other work be done or relating to non-compliance or clearing of any building permit, building or land use by-law, ordinance or regulation following the date hereof, deliver to the Purchaser a copy of the notice and make commercially reasonable efforts to comply with same prior to Closing at its expense and deliver evidence of such compliance from the applicable Governmental Authority to the Purchaser, failing which the Vendor shall undertake to comply with same as soon as reasonably practicable following Closing which obligation shall survive Closing;

b.	promptly notify the Purchaser of any material changes to the information and documentation delivered or made available to the Purchaser hereunder and as to any material damage caused to all or any portion of the Purchase Assets;

c.	except as provided in Section 6.1(f), on or before Closing, register discharges, at its expense, of all Encumbrances, affecting the Purchase Assets, other than Permitted Encumbrances;

d.	not amend or terminate any Warranties and Guarantees or Permitted Encumbrances, commence any capital improvements for or in respect of the Property (except to the extent contracted for prior to the execution of this Agreement), or enter into any new contracts or leases relating to the Property which will bind the Property on Closing, in each case without the consent of the Purchaser, which consent may not be unreasonably withheld prior to the Closing Date.

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Vendor - The Vendor hereby represents and warrants to and in favour of the Purchaser that, except as disclosed to the Purchaser in writing by the Vendor prior to the Closing Date, as of the date hereof (unless otherwise specified) and as of the Closing:

a.	Corporate Power - The Vendor duly exists under the laws of its jurisdiction of its registration and has all necessary right, power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder. The entry into, execution and delivery of this Agreement and the performance by the of its respective obligations hereunder has been duly authorized and approved by all necessary action on the part of the Vendor.

b.	No Litigation - Save as disclosed in writing to the Purchaser prior to the Closing Date (“Disclosed”) there are no actions, suits or proceedings pending or, to the knowledge of the Vendor, threatened against or affecting the Vendor and/or the Purchase Assets;

c.	Residency - The Vendor is not a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada) and the Vendor shall receive the Purchase Price for its own account and not as agent or trustee or nominee for any other person who is a non-resident of Canada;

d.	No Unregistered Agreements - Save as disclosed to the Purchaser, to the knowledge of the Vendor there are no unregistered agreements affecting title to the Purchase Assets;

e.	Deliveries - All the materials delivered or made available to the Purchaser by or on the Vendor’s behalf either pursuant to the Agreement or otherwise are originals or true copies, do not, to the Vendor’s knowledge and belief, contain any material omissions, and comprise all materials in the possession and/or control of the Vendor, that are materially relevant in respect of the Purchase Assets, in the commercially reasonable opinion of the Vendor acting in good faith;

f.	Municipal Notices - The Vendor has not received written notice of any present or future obligation to pay monies to any statutory authority in connection with off-site roads, services, utilities or similar services nor, to the best of the Vendor’s knowledge, does it now have any present or future obligation to construct or provide off-site roads, services, utilities or similar services in connection with the Property, except in each case, as set out in the deliveries in Section 4.1, or registered on title to the Property prior to the Closing Date;

g.	Consents - No consents or approvals from third parties required in order for the Vendor to complete the Transaction are outstanding;

h.	Employees - There are no employees employed in connection with the Property in respect of which the Purchaser, will incur any liabilities whatsoever as a result of the purchase of the Purchase Assets by the Purchaser and the Vendor is not a party to any collective bargaining or trade union agreement involving the Property;

i.	Options - There are no options to purchase or rights of first refusal or first offer with respect to the Purchase Assets or any parts thereof, that have not expired or been waived;

j.	No Breach of Agreements - Except as disclosed in writing to the Purchaser, and to the best of the Vendor’s knowledge and belief, the Vendor has not received written notice of any material breach by the Vendor under the Permitted Encumbrances;

k.	Contract and Leases - There are no leases or contracts affecting the Property which will be binding on the Purchaser following Closing;

l.	Expropriation - The Vendor has not received written notice of any pending condemnation or expropriation proceedings relating to the Property or any part thereof from any Governmental Authority;

m.	Governmental Notices - There is no complaint, claim, citation, order, directive, request for information, or notice of investigation of, or issued by, any Governmental Authority concerning: (i) any alleged violation of, liability or potential liability with respect to the Property under applicable laws; or (ii) any defect or deficiency in the Property or any requirement to make any repair, alteration or improvements to the Property, which in the case of either clause (i) or (ii) has not been complied with to the satisfaction of such Governmental Authority or which remains outstanding and unresolved;

n.	Bankruptcy - The Vendor: (i) is not an insolvent or bankrupt Person within the meaning of the Bankruptcy and Insolvency Act (Canada), Companies Creditors’ Arrangements Act (Canada) or the Winding-up and Restructuring Act (Canada); (ii) has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof; (iii) has not had any petition or intent to petition for a receiving order presented in respect of it; and (iv) has not initiated and does not intend to initiate proceedings with respect to a compromise or arrangement with its creditors or for its bankruptcy, reorganization, winding-up, liquidation or dissolution;

o.	Brokers - There is no broker or investment banker acting on behalf of the Vendor or under its or their authority which broker or investment banker will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with the Transaction, and there shall be no claims made against the Purchaser for any such fees or commissions.

p.	Builder’s Liens - All accounts for work and services performed or materials placed or furnished upon or with respect to the Property by or on behalf of the Vendor and/or its respective affiliates have been paid when such payments were due and payable, and no construction or builder’s lien may be lawfully registered on title to the Property in connection with any such work or services by or on behalf of the Vendor and/or or its affiliates; and

q.	Environmental Laws - Except as Disclosed in any environmental reports (i) the Vendor has not received written notices that the Property is in material non-compliance with any Municipal, Provincial or Federal environmental law and (ii) to the best of Vendor’s knowledge there has not been any offsite migration of any substance declared or defined to be hazardous, toxic, a contaminant or a pollutant in or pursuant to any applicable environmental law from: (A) the Property onto any other lands; and (B) other lands onto the Property.

5.2 Covenants, Representations and Warranties of the Purchaser - The Purchaser hereby covenants, represents and warrants to and in favour of the Vendor that:

a.	Corporate Power - As of the date hereof and as of Closing (unless this Agreement is earlier terminated in accordance with the provisions hereof), it has all necessary right, power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized and approved by all necessary action on the part of the Purchaser.

b.	Brokers - There are is no broker or investment banker acting on behalf of the Purchaser or under its or their authority that will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with the Transaction and there shall be no claims made against the Vendor for any such fees or commissions; and

c.	GST - Any party that will own a beneficial interest in the Purchase Assets is validly registered, or at Closing shall be validly registered under Subdivision D of Division V of Part IX of the Excise Tax Act (Canada).

5.3 Survival of Warranties - The representations and warranties contained in Sections 5.1 and 5.2 shall survive Closing and shall continue in full force and effect for the benefit of the Party to whom they were given for a period of twenty-four (24) months following Closing. Notwithstanding any investigation, inspection, study or due diligence which the Purchaser may have undertaken, and notwithstanding the satisfaction or waiver of any condition in the Purchaser’s favour or the completion of the transactions contemplated herein, each Party will indemnify the other against, and save it harmless from any loss, cost or damage or claims sustained by the indemnitee by reason of any breach or inaccuracy of any of the representations and warranties set forth in Section 5.1 and Section 5.2. This indemnity shall not merge on Closing.

ARTICLE 6 - CLOSING ARRANGEMENTS

6.1 Closing

a.	The Closing of the purchase and sale of the Purchase Assets will commence at 2:00 p.m. (PST) on the Closing Date. Closing will take place at the Vancouver offices of Trivium Law or at such other place as the Parties may mutually agree.

b.	On or before the Closing Date, the Purchaser will pay to the Purchaser’s Solicitors in trust the amount due to the Vendor pursuant to Section 2.2 as adjusted pursuant to the Adjustments, less the amount to be advanced to the Purchase on the Closing Date under any mortgage financing arranged by the Purchaser in connection with its purchase of the Purchase Assets (the “Mortgage”).

c.	Forthwith following the payment in Section 6.1(b) and after receipt by the Purchaser’s Solicitors of Vendor’s Closing Documents and after receipt by the Vendor’s Solicitors of the Closing Documents and deliveries set out in Section 6.3, the Purchaser will cause the Purchaser’s Solicitors (or any other applicable solicitors) to file concurrently in the LTO on the Closing Date the Transfer (as hereinafter defined) and any security documents applicable to the Mortgage; provided, however, that the Purchaser’s Solicitors shall not attempt to register the Transfer until such time as (i) the Purchaser’s Solicitors hold in their trust account sufficient funds which, when added to the proceeds of the Mortgage, will allow the Purchaser’s Solicitors to complete the Transaction in accordance with the approved Vendor’s Statement of adjustments, and (ii) to the best of the Purchaser’s Solicitors’ knowledge, the Buyer has fulfilled all the Mortgage lender’s conditions for funding except for submitting the security documents applicable to the Mortgage for registration and the Purchaser’s Solicitors know of no reason why such security should not be registered and funds disbursed under the Mortgage in the ordinary course of business.

d.	Forthwith following the filings referred to in Section 6.1(c) and upon the Purchaser’s Solicitors being satisfied as to the title to the Property after conducting a post-application for registration search of the title to the Property disclosing the following encumbrances:

i.	any legal notations, charges, liens and interests registered against title to the Property which are Permitted Encumbrances; and

ii.	the pending numbers assigned to the instruments referred to in Section 6.1(c),

the Purchaser will cause the Purchaser’s Solicitors, forthwith upon receipt by them of the proceeds of any mortgage financing arranged by the Purchaser in connection with its purchaser of the Purchase Assets, to pay the amount due to the Vendor pursuant to Section 2.2 (as adjusted pursuant to the Adjustments) by way of wire transfer, bank draft, or certified cheque payable to the Vendor’s Solicitors, in trust, or as the Vendor’s Solicitors may direct, and concurrently therewith the Purchaser’s Solicitors will be entitled to release the Closing Documents referred to in Section 6.2 to the Purchaser, the Vendor’s Solicitors will be entitled to release the Closing Document referred to in Section 6.3 to the Vendor.

e.	It is a condition of this Agreement that all requirements of Sections 6.1(b) to (d) are concurrent requirements and it is specifically agreed that nothing will be completed on the Closing Date until everything that is required to be paid, executed and delivered in connection with the closing of the purchase and sale of the Purchase Assets pursuant to this Agreement has been so paid, executed and delivered and until the Purchaser’s Solicitors have satisfied themselves as to title pursuant to Section 6.1(d).

f.	If on the Closing Date there are any judgments, liens, claims of lien or any other Encumbrances of a financial nature against title to the Purchase Assets which are not Permitted Encumbrances, then the Vendor will not be required to clear the title to the Purchase Assets prior to the receipt of the net sales proceeds of the Purchase Assets, but will be obligated to do so forthwith following receipt of such net sales proceeds and, in that event, the Purchaser’s Solicitors may pay the net sales proceeds to the Vendor’s Solicitors on the condition that the Vendor’s Solicitors undertake to payout in amount sufficient to obtain a complete discharge any such judgment, lien, claim of lien or other Encumbrance of a financial nature and legally obligate in favour of the Purchaser the chargeholder to provide a discharge of same within a reasonable amount of time, (and in any event not greater than 90 days following Closing) and remit the balance of the sale proceeds, if any, to the Vendor.

6.2 Documents of the Vendor - On Closing, the Vendor shall deliver to the Purchaser the following:

a.	Transfer - A duly executed, registerable Form A Transfer (the “Transfer”) from the Vendor transferring the Property to the Purchaser in accordance with this Agreement;

b.	Warranties and Guarantees - An assignment of the Vendor’s rights under any Warranties and Guarantees;

c.	Residency - A certificate pursuant to section 116 of the Income Tax Act confirming that the Vendor is not a non-resident of Canada and is not receiving any portion of the Purchase Price as agent or trustee for any Person who is a non-resident;

d.	Mutual Undertaking to Re-adjust - A mutual undertaking to readjust all Adjustments as necessary in accordance with Section 2.4 (the “Mutual Undertaking to Re-adjust”);

e.	Certificate - A certificate of the Vendor confirming that the Vendor’s representations and warranties in Section 5.1 are true, accurate and complete in all material respects on the Closing Date; and

f.	Other - Any other documentation relative to the completion of the transactions contemplated herein as may reasonably be required by the Purchaser in accordance with this Agreement.

6.3 Documents of the Purchaser - On Closing, the Purchaser shall deliver to the Vendor the following:

a.	Funds - Payment by way of wire transfer, bank draft, or certified cheque to the Vendor’s Solicitors or as it may direct in an amount equal to the adjusted Purchase Price due to the Vendor on the Closing Date in accordance with the terms of this Agreement;

b.	Mutual Undertaking - The Mutual Undertaking to Re-adjust;

c.	GST - a certificate and indemnity of the Purchaser setting out its registration number for GST purposes in accordance with Section 6.5;

d.	Certificate - A certificate of the Purchaser confirming that the Purchaser’s representations and warranties in Section 5.2 are true, accurate and complete in all material respects on the Closing Date; and

e.	Other - any documentation relative to the completion of the transactions contemplated herein as may reasonably be required by the Vendor in accordance with this Agreement.

6.4 As Is Where Is - The Purchaser acknowledges, covenants agrees that:

a.	except as expressly set forth in this Agreement, it is purchasing the Property on a strictly “as is, where is” basis;

b.	it enters into this Agreement relying solely on its own inspections, it has not relied on any documents or information provided by the Vendor or any representation or warranty given by or on behalf of the Vendor concerning the Property except as otherwise expressly set out in this Agreement or any Closing Document and it is the obligation of the Purchaser to satisfy itself (at the Purchaser’s sole cost and expense) on all matters relating to or affecting the Property, including the following:

i.	the latent or patent defects, state of repair or condition of the Property, environmental, soils, surface and ground water, physical or otherwise, including the presence or absence of hazardous or toxic wastes or contaminants on, in, under or about the Property or any surrounding or neighbouring property;

ii.	the development potential or the fitness of the Property for the intended use of it by the Purchaser;

iii.	the general condition and state of any improvements, equipment, utilities or other facilities or systems in, on, under or servicing the Property;

iv.	the boundaries and dimensions of the Property; and

v.	the access to and egress from, or past, present or future permitted uses or zoning of the Property and the bylaws of the municipality or any other governing authority which relate to any of the Property;

c.	the Purchaser understands and agrees that the Vendor has no obligation to conduct any investigations, tests or studies or any due diligence review of any kind whatsoever with respect to the any matter relating to the Property;

d.	the Purchaser agrees and acknowledges that the Vendor is providing the documents and materials set out in Schedule C without any warranty or representation of any kind as to the quality or condition (whether environmental or otherwise) of the Property or the suitability or fitness of the Property for any of the Purchaser’s purposes or intended uses whatsoever. The Vendor makes no representation or warranty as to the accuracy or completeness of any reports or information prepared by any person other than the Vendor and provided to the Purchaser hereunder; and

e.	upon completion of the Purchaser’s acquisition of the Property, the Purchaser shall be deemed to have unconditionally and irrevocably waived and released the Vendor and its officers, directors, shareholders, agents, consultants and representatives from any and all actual or potential rights, past, present and future claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, fines, disbursements, legal fees on a client and solicitor basis, interest, demands and actions of any nature or any kind whatsoever relating to the environmental condition of the Property or neighbouring properties including any claims related to the presence of any contaminants on, under or within the Property or neighbouring Property or the non-compliance of the Property or neighbouring properties with any environmental laws. On closing, the Purchaser shall deliver a waiver and release to the Vendor reflecting the terms of this subsection (e).

Notwithstanding the foregoing provisions of this Section, such provisions (i) are not intended to be a positive obligation on the Purchaser to indemnify, guarantee, defend or exonerate the Vendor in any manner whatsoever following Closing, except as otherwise set out in this Agreement; (ii) do not prohibit the Purchaser from defending itself against third party Claims which arise following Closing, in connection with matters that occurred prior to Closing (including without limitation using a defence that a pre Closing matter was not caused by Purchaser); (iii) do not in any manner limit the Purchaser conditions in Section 3.1(a); and (iv) are without limitation to the representations and warranties of the Vendor in this Agreement and Section, or the Purchaser’s rights under this Agreement or any Closing Document in connection with any breach of any such representation or warranty. This paragraph shall survive and does not merge on, the occurrence of Closing.

6.5 Goods and Services Tax - The Vendor shall not require payment from the Purchaser of any GST in connection with the transactions herein provided the Purchaser shall deliver to Vendor on Closing a statutory declaration that the transferee is a registrant for the purposes of GST under the Excise Tax Act and specifies the registration number of the transferee together with an indemnity saving the Vendor harmless from liability for the payment of any GST in connection with the Transaction. This indemnity shall survive the Closing of the Transaction.

6.6 Work Orders - If a Work Order exists as of the Execution Date or is issued following the Execution Date but prior to the Closing Date, the Vendor shall remain solely responsible for remedying and removing said Work Order at the Vendor’s sole cost and expense. The Vendor shall use commercially reasonable efforts to satisfy the Work Order prior to Closing, and if such Work Order has not been satisfied, than without prejudice to any other rights of the Purchaser in this Agreement, the Purchaser may in its sole discretion elect by notice: (i) to obtain a quote from an independent third party contractor (or require the Vendor to obtain such quote) for all work necessary to satisfy and comply with the Work Order; and (ii) for the Vendor to grant the Purchaser a credit on the statement of Adjustments with respect thereto equal to 115% of said quote. If the Vendor disagrees with the quote obtained by the Purchaser, the parties shall nevertheless accept the quote for the purposes of determining the amount to be credited to the Purchaser on the statement of Adjustments at Closing. Notwithstanding the foregoing, following Closing, the Parties shall make a post-Closing adjustment to reflect all costs and expenses actually incurred to remedy and remove said Work Order in its entirety. The obligations of the parties contained in this Section 6.6 shall survive Closing.

6.7 Form of Closing Documents - All of the Closing Documents shall be in form and substance satisfactory to the Purchaser and the Vendor, each acting reasonably and in good faith, provided that none of such documents shall contain covenants, indemnities, representations or warranties, which are in addition to or more onerous upon either the Vendor or the Purchaser than those expressly set forth in this Agreement or which are inconsistent or in conflict with this Agreement.

ARTICLE 7 - MISCELLANEOUS

7.1 Time - Time shall be of the essence of this Agreement and the transactions contemplated herein. If anything is required to be done under this Agreement on a day which is not a Business Day, the same shall be done on the next following Business Day. Where in this Agreement a number of days is prescribed, the number shall be computed by excluding the first day and including the last day.

7.2 Tender - It is agreed that any tender of documents or money may be made upon the respective solicitors for the Parties and that it will be sufficient to tender by a certified trust cheque or bank draft drawn on one of the five largest Canadian chartered banks rather than cash, or by wire transfer. Notwithstanding the foregoing or any other provision of this Agreement, the Parties agree that, if the Purchaser is required by applicable legislation to cause the amount to be paid pursuant to Section 6.1(d) to be paid by electronic transfer, then the Purchaser will make all commercially reasonable efforts to ensure that such an amount will be transferred to and received by the Vendor’s Solicitors on or before 2:00 p.m. (PST) on the Closing Date. If for any reason out of the control of the Purchaser (which, for greater certainty, will not include any event which is a default by the Purchaser under this Agreement), the Purchaser cannot ensure that such an amount will be received by the Vendor’s Solicitors on or before the time and date set out above, then the Purchaser will be entitled to pay such amount on or before 2:00 p.m. (PST) on the next Business Day following the Closing Date so long as, in addition to such amount, the Purchaser also pays to the Vendor at the same time interest on such amount, at a rate equal to the Prime Rate plus two percent per annum, for each day from and including the Closing Date to but not including the day such payment is made.

7.3 Relationship of Parties - Nothing herein shall be construed so as to make the Purchaser a partner of the Vendor or, prior to Closing, an owner of any Purchase Assets for any purpose.

7.4 Notice - Any notice required or permitted to be given hereunder shall be sufficiently given if given in writing and delivered or sent by facsimile transmission or by email transmission (provided that in the case of email transmission the recipient of such email provides a reply email to the sender confirming receipt of the applicable email) and in the case of the Vendor addressed to it at:

Attention: Steel Magnolia Investment Ltd.
Email: [Please Insert Email]

and to the Purchaser addressed to it at:

Attention: Pinnacle Food Inc.
Email: jin@pinnaclefoodinc.com

With a copy to:

Trivium Law
Attention: Steven Liu
Email: sliu@triviumlaw.com

provided that any party shall be entitled to designate another address by giving notice thereof to the other party. Any notice so delivered or sent shall be deemed to have been received on the first Business Day following the day of delivery or sending except in the case of a notice sent by facsimile transmission or email transmission before 5:00 p.m. on a Business Day which shall be deemed to have been received on such day.

7.5 Further Assurances - Each of the Parties shall execute and deliver all such further documents and do such other things as the other party may reasonably request to give full effect to this Agreement.

7.6 Assignment - No Party may assign this Agreement without the prior written consent of the other, which consent may be unreasonably withheld or delayed, provided that the Vendor is entitled to any profit resulting from an assignment of this Agreement by the Purchaser (to any party except a Permitted Party) or any subsequent assignment. Notwithstanding the foregoing, the Purchaser shall be entitled to assign all or part of its rights and obligations under this Agreement to the following (each a “Permitted Party”) (i) one or more entities or persons that are affiliated with the Purchaser or (ii) a joint venture, limited partnership or co-ownership that the Purchaser or one or more entities or persons that are affiliated with such parties are party to, in each case without the consent of the Vendor; and provided, the assignee(s) deliver an assumption agreement to the Vendor agreeing to be bound by all the terms and condition of this Agreement as if it were the originally named purchaser. Upon such an assignment, the Purchaser shall not be released of its obligations under this Agreement, until the successful completion of Closing. Notwithstanding the foregoing, the Vendor shall be entitled to assign all or part of its rights and obligations under this Agreement to one or more entities who acquire the Purchase Assets in accordance with the Sale Transaction, in each case without the consent of the Purchaser; and provided, the assignee(s) deliver an assumption agreement to the Purchaser agreeing to be bound by all the terms and condition of this Agreement as if it were the originally named vendor. Upon such an assignment, the Vendor shall not be released of its obligations under this Agreement, until the successful completion of Closing. The original Purchaser or Vendor as applicable shall not be required to be a party to any Closing Documents. Notwithstanding the foregoing, on notice to, and without the consent of, the Vendor, the Purchaser shall be permitted to direct title to the Property to one or more nominees.

7.7 Successors and Assigns - This Agreement shall be binding upon the Parties hereto, shall be binding upon their respective successors and permitted assigns and shall enure to the benefit of and be enforceable only by such successors and permitted assigns which have succeeded or which have received such assignment in the manner permitted by the Agreement.

7.8 Facsimiles - All Parties agree that this Agreement may be transmitted by facsimile or email and that the reproduction of signatures by way of facsimile or PDF email will be treated as though such reproductions were executed originals and each Party undertakes to provide the other with a copy of this Agreement bearing original signatures within a reasonable time after the date of execution.

7.9 Non-Solicitation - Unless and until this Agreement is completed or terminated in accordance with its terms, the Vendor shall not solicit, either directly or indirectly, entertain or accept any letter of intent, offer to purchase, agreement of purchase and sale or other purchase enquiry whatsoever with respect to all or any of the Purchase Assets.

7.10 Confidentiality - The Parties agree that this Agreement and the Transaction, and any information provided by either Party to the other with respect to the Transaction or the Purchase Assets, shall be kept strictly confidential and no public announcements will be made in respect thereof prior to Closing, provided that the Parties may give such information on a confidential basis to their advisors, consultants and lenders and as may be required by applicable laws. Neither the Vendor nor the Purchaser shall issue any press release or other public announcement or publicly release information with respect to this Agreement or the Transaction (“Public Disclosure”) unless the same has been mutually approved in writing by the Vendor and the Purchaser acting reasonably and in good faith. Notwithstanding the foregoing or anything else contained herein or elsewhere the consent of the other Party shall not be required to: (i) Public Disclosure where such Public Disclosure is, in the good faith opinion of the Purchaser or the Vendor, as the case may be, on the basis of legal advice, required in order to comply with any applicable laws or the rules, orders or regulations of any stock exchange and then only after prior consultation with the other Party and the disclosing Party will give the other Party as much prior notice as possible in that event.

7.11 Counterparts - This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to be dated as of the date written at the beginning of this Agreement.

7.12 Waiver - No waiver of any default, breach or non-compliance under this Agreement or of any of the provisions of this Agreement shall be effective unless in writing and signed by the party to be bound by the waiver or its solicitor. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

7.13 Expropriation - The Property or any part thereof is condemned or expropriated by any public or other lawful authority on or before the Closing Date, the Agreement, at the option of the Purchaser, acting reasonably, shall be terminated, be null and void and of no further force or effect whatsoever and the Deposit, together with all interest accrued thereon, shall be returned to the Purchaser forthwith without deduction, abatement or set off and without further recourse whatsoever.

7.14 General Interpretation - In this Agreement: (i) the words “including”, “includes” and “include” mean “including (or includes or include), without limitation”; (ii) the phrase “the total aggregate of”, “the total of” or a phrase of similar meaning means “the aggregate (or total), without duplication, of”: (iii) unless otherwise specified, the words “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement; (iv) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the word “until” means “to and including”; (v) unless otherwise expressly stated, the phrase “sole discretion” means “sole, subjective, absolute and unfettered discretion” and will not be subject to any restriction, limitation, challenge or review of any kind whatsoever at any time by the other party hereto, any court or any other third party; (vi) except as otherwise provided in this Agreement any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted; and (vii) whenever payments are to be made, an action is to be taken on a day which is not a business day, then such payment shall be made, such action shall be taken and such date will be deemed to fall on the next succeeding business day.

IN WITNESS WHEREOF the Purchaser and Vendor have executed this Agreement as of the Execution Date.

	Steel Magnolia Investment Ltd.		Pinnacle Food Inc.

Per:	/s/ Steel Magnolia Investment Ltd.	Per:	/s/ Pinnacle Food Inc.
	Authorized Signatory		Authorized Signatory

SCHEDULE A
PROPERTY

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SCHEDULE B
PERMITTED ENCUMBRANCES

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SCHEDULE C
LIST OF DELIVERABLES

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